Bradley A. Haneberg 804 / 771-5790 bahaneberg@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

July 31, 2009

By EDGAR and U.S. Mail

Pamela A. Long, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tri-Tech Holding Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No: 333-158393 (the “Registration Statement”)

Dear Ms. Long:

On behalf of Tri-Tech Holding Inc. (“TRIT”) and in response to the comments set forth in your letter dated July 27, 2009, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 3 to the captioned registration statement (the “Amendment”) and the prospectus contained therein (the “Prospectus”). Factual information provided herein has been provided to us by TRIT. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

Financial Statements as of December 31, 2008 for Tri-Tech Holding, Inc., page F-1

General

1.	We have reviewed your response to prior comment 21. You have now revised the description of cost of revenues on the face of your statements of income and other comprehensive income to cost of revenues (exclusive of depreciation and amortization shown separately below); however, you have not shown depreciation and amortization separately below on the face of the financial statements. Please revise accordingly. In addition, there are still numerous locations in the financial statements and throughout the filing where you discuss cost of revenues but do not indicate that cost of revenues is exclusive of depreciation and amortization. Please ensure that all disclosures regarding cost of revenues throughout the filing refer to cost of revenues (exclusive of depreciation and amortization).

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

|  Chesapeake         |  Hampton         |  Newport News         |  Norfolk         |  Virginia Beach         |  Williamsburg

www.kaufmanandcanoles.com

Pamela A. Long, Esq.

July 31, 2009

TRIT acknowledges the comment and has revised its description of costs of revenues to be exclusive of depreciation and amortization throughout the document. Further, TRIT has revised all tables in the financial statements that describe cost of revenues exclusive of depreciation and amortization in tables to include depreciation and amortization as a separate line item.

2.	We have reviewed your response to prior comment 22. It is not clear where you have addressed your EPS computations as we requested. Please note that while the shares held in escrow are legally outstanding, they are treated similar to contingently issuable shares for EPS purposes. As such, you should not include the shares held in escrow in the denominator in the basic EPS computation. Also, you should not include the shares held in escrow in the denominator in the diluted EPS computation until you have met the requirements set forth in paragraph 30 of SFAS 128. Please revise to clearly disclose this.

As discussed with Commission Staff, TRIT has not implemented this recommendation because the shares will be escrowed only upon closing. Instead, TRIT has revised the presentation of EPS in the prospectus to include a line item for pro forma EPS based on 3,215,000 ordinary shares (3,555,000, less 340,000 escrowed shares). TRIT acknowledges the remainder of the comment and will present EPS in accordance with paragraph 30 of SFAS 128 once such shares are placed in escrow.

Note 1 – Background, page F-6

3.	You disclose that TTII issued 50,000 shares of its stock to the Tranhold Original Shareholders for 100% equity ownership of Tranhold and that the total number of shares outstanding was 50,000 shares. Please revise here and elsewhere throughout the filing to only refer to amounts of post-split shares instead of presplit shares.

TRIT has revised all disclosures of issued and outstanding TRIT ordinary shares to refer to post-split numbers only. As TTII shares have not been re-capitalized, issuances of TTII shares remain as previously disclosed.

Exhibit, page F-29

4.	We have reviewed your response to prior comment 12. You now present a pro forma income statement for the year ended December 31, 2007 on page F-29. As we previously noted, you should remove any pro forma presentations or discussions of pro forma amounts below cost of revenues, exclusive of depreciation and amortization, because they cannot meaningfully or accurately depict what operating results would have been had the Yanyu acquisition occurred on January 1, 2007. Please revise.

Pamela A. Long, Esq.

July 31, 2009

TRIT acknowledges the comment and has removed all pro forma presentation or discussion of pro forma amounts below costs of revenues (exclusive of depreciation and amortization).

Financial Statements for the Period Ended March 31, 2009, page F-31

Consolidated Balance Sheets, page F-33

5.	The December 31, 2008 column heading indicates that these amounts have been audited. Only the amounts that appear in the financial statements covered by the audit report are audited. Since none of the amounts included in your financial statements for the period ended March 31, 2009, including the December 31, 2008 amounts, are covered by an audit report, you should not refer to them as being audited. Please make the appropriate revisions in your interim financial statements and footnotes as appropriate.

TRIT acknowledges the comment and has removed all references to December 31, 2008 audited information from the financial statements for the period ended March 31, 2009.

Item 16.	Exhibits and Financial Statement Schedules, page II-2

6.	We note that you filed your 2009 Stock Incentive Plan under the “99” series of exhibits. Please refile this exhibit under the “10” series.

TRIT has revised the Exhibit List to re-code the 2009 stock incentive plan as Exhibit 10.16 rather than Exhibit 99.1. Pursuant to conversation with Commission staff, TRIT has not re-filed the exhibit itself.

Pamela A. Long, Esq.

July 31, 2009

TRIT is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Third Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg

cc:	Mr. Phil Fan
Mr. L. McCarthy Downs III
Anthony W. Basch, Esq.
Zachary B. Ring, Esq.

Enclosures:

Three (3) redlined copies of the Third Amendment against the Second Amendment to the Registration Statement on Form S-1